UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                     0-33279
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                                                                 SEC File Number
                                                                   878769 10 8
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                                                                   CUSIP Number

                           NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB
            [ ] Form N-SAR [ ] Form N-CSR

            For Period Ended: March 31, 2005
                              --------------

            [ ]      Transition Report on Form 10-K
            [ ]      Transition Report on Form 20-F
            [ ]      Transition Report on Form 11-K
            [ ]      Transition Report on Form 10-Q
            [ ]      Transition Report on Form N-SAR
            For the Transition Period Ended:  _____________

  Read attached instruction sheet before preparing form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: relates to entire filing

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                         PART I - REGISTRANT INFORMATION

Tectonic Network, Inc.

Full Name of Registrant
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Return On Investment Corporation
Net Tech International Inc.
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Former Name if Applicable

1825 Barrett Lakes Blvd., Suite 260
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Address of Principal Executive Office (street and number)

Kennesaw, Georgia 30144
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City, State and Zip Code


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                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-QSB, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      The registrant required additional time to address the accounting related to the financing completed on January 11, 2005 and the accounting for the sale of substantially all of the assets of its subsidiary, GO Software, Inc. ("GO"), which was completed on February 28, 2005. As a result, it has taken the registrant longer than anticipated to prepare its financial statements, and the registrant's accountants have also needed additional time to complete their review of the registrant's financial statements. Consequently, the registrant was not able to complete its Form 10-QSB by the prescribed date without unreasonable effort and expense.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Sherwin Krug                       (770) 517-4750
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      (Name)                             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No


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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As a result of the gain recognized upon the sale of substantially all of the assets of GO, the registrant anticipates reporting approximately $6.8 million and $1.8 million in net income for the three- and nine-month periods ended March 31, 2005. For the three- and nine-month periods ended March 31, 2004, the registrant reported net losses of approximately $1.6 million and $3.1 million, respectively.

      With respect to revenues, the registrant anticipates reporting approximately $93,000 and $662,000 of advertising revenues for the three- and nine-month periods ended March 31, 2005, as compared to approximately $560,000 and $631,000 for the same periods during the prior fiscal year. Furthermore, the registrant anticipates reporting approximately $99,000 and $267,000 of consulting fee revenues for the three- and nine-month periods ended March 31, 2005, as compared to approximately $33,000 for each of the same periods during the prior fiscal year.

      The foregoing estimated figures are based on the registrant's financial statements, which have not been finalized.


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

                                    SIGNATURE

      The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Tectonic Network, Inc.


Date:    May 15, 2005                  By: /s/ Arol R. Wolford
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                                           Arol R. Wolford
                                           President and Chief Executive Officer